BB 3/5

SECURITI[illegible] ISSION

02018109

RECEIVED MAR 0 1 2002 365 U.S. MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26540

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/YY/DD)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
PDC Securities Incorporated

OFFICIAL USE ONLY
FIRM IN NO.

ADDRESS of PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. No.)

103 East Main Street
(No. and Street)

Bridgeport (City) WV (State) 26330 (Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale G. Rettinger (304) 842-3597
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

One Mellon Center (Address) Pittsburgh (City) PA (State) 15219 (Zip)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident of United States of any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Dale G. Rettinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PDC Securities Incorporated, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MISTY L. FINCH
RT. 3 BOX 172
PHILIPPI, WV 26416
My commission expires October 16, 2011

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Changes in Financial Condition.
[X]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[X]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ]	(j)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidations.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report.
[X]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of
Petroleum Development Corporation)

Financial Statements and Schedule

Years Ended December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
of PDC Securities Incorporated:

In planning and performing our audit of the financial statements of PDC Securities Incorporated (a wholly-owned subsidiary of Petroleum Development Corporation) (the Corporation) for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and other regulatory agencies which rely on Rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

Pittsburgh, Pennsylvania
February 15, 2002

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Financial Statements
and Supplementary Data

Years Ended December 31, 2001 and 2000

Table of Contents

	Page No.
Independent Auditors' Report	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-8
Schedule 1:	
Supplementary Data Required by SEC Rule 17a-5	9
Computation of Net Capital	
Computation of Basic Net Capital Requirement	
Computation of Aggregate Indebtedness	

KPMG

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

To the Board of Directors and Stockholder
of PDC Securities Incorporated:

We have audited the accompanying balance sheets of PDC Securities Incorporated (a wholly owned subsidiary of Petroleum Development Corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of PDC Securities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDC Securities Incorporated as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Pittsburgh, Pennsylvania
February 15, 2002

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Cash	$1,235,124	$ 593,115
Accounts receivable	5,800	-
Due from parent	160	965
Total assets	$1,241,084	$ 594,080

Liabilities and Stockholder's Equity	2001	2000
Accounts payable	$1,011,275	$ 454,081
Total current liabilities	1,011,275	454,081
Subordinated loan agreement with parent	20,000	20,000
Stockholder's equity:		
Common stock, par value $.10 per share; authorized 1,000,000 shares, issued and outstanding 50,000 shares each year	5,000	5,000
Additional paid-in capital	200,000	110,000
Retained earnings	4,809	4,999
Total stockholder's equity	209,809	119,999
	$1,241,084	$ 594,080

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Operations

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Securities commissions	$5,787,199	$5,633,894
Interest income	9,393	5,702
	5,796,592	5,639,596
Expenses:		
Commissions paid to other broker-dealers	5,789,513	5,633,872
Regulatory fees and expenses	3,906	3,456
Other	3,523	4,679
	5,796,942	5,642,007
Loss before income tax benefit	(350)	(2,411)
Income tax benefit	160	965
Net loss	$ (190)	$ (1,446)

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2001 and 2000

	2001	2000
Subordinated liabilities, beginning of year	$ 20,000	$ 25,000
Proceeds from subordinated loan	-	-
Repayment of subordinated loan	-	5,000
Subordinated liabilities, end of year	$ 20,000	$ 20,000

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2001 and 2000

	Common stock Issued				
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance December 31, 1999	50,000	$5,000	110,000	6,445	121,445
Net loss	-	-	-	(1,446)	(1,446)
Balance December 31, 2000	50,000	5,000	110,000	4,999	119,999
Capital contribution	-	-	90,000	-	90,000
Net loss	-	-	-	(190)	(190)
Balance December 31, 2001	50,000	$5,000	200,000	4,809	209,809

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (190)	$ (1,446)
Adjustments to net loss to reconcile to cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable	(5,800)	6,500
Decrease in due from parent	805	4,979
Increase (decrease) in accounts payable	557,194	(600,580)
Total adjustments	552,199	(589,101)
Net cash provided by (used in) operating activities	552,009	(590,547)
Cash flows from financing activities:		
Capital contribution by parent	90,000	-
Repayment of subordinated loan agreement with parent	-	(5,000)
Net cash provided by (used in) financing activities:	90,000	(5,000)
Net increase (decrease) in cash and cash equivalents	642,009	(595,547)
Cash and cash equivalents, beginning of year	593,115	1,188,662
Cash and cash equivalents, end of year	$1,235,124	$ 593,115

Supplemental Disclosures

Income taxes paid	$ -	$ -

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Notes to Financial Statements

Years Ended December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

Organization

PDC Securities Incorporated (the Corporation) is a wholly owned subsidiary of Petroleum Development Corporation (PDC). The Corporation was organized as a broker-dealer to sell direct participation interests in oil and gas limited or general partnerships in which PDC is the general or managing general partner. Substantially all the corporation's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by PDC.

Securities Transactions

The Corporation sells direct participation interests in oil and gas limited or general partnerships on a commission basis. The Corporation does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships who pay the Corporation. Securities transactions, together with the related income and expenses, are recorded on a settlement-date basis, generally the date of closing for the partnership. Recordation on a settlement-date basis does not differ significantly from recordation on a trade-date basis. The Corporation operates pursuant to (k)(2)(i) exemption under SEC Rule 15c3-3.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Corporation joins with PDC in filing consolidated federal and state income tax returns. Generally, the Corporation's federal and state income tax liability is settled between the Corporation and PDC, as if the Corporation had filed separate returns.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Use of Estimates

Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Liabilities Subordinated to Claims of Creditors

PDC Securities Incorporated has entered into a subordinated loan agreement with its parent, PDC. The subordinated loan in the amount of $20,000 is due on August 31, 2003 and repayment of the obligation is subject to the prior payment, or provision for payment in full, of all claims of all other present and future creditors of the Corporation. The annual interest charges of 12% in connection with the agreement has been waived by the parent.

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which is administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in Rule 15c3-1. The National Association of Securities Dealers, Inc. may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2001, the Company's net capital ratio was 4.52 to 1, and its net capital was $223,849. The minimum net capital required is equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" resulting in excess net capital of $156,430. Therefore, the Company was free of all foregoing restrictions.

(4) Income Taxes

Income tax benefit for the years ended December 31, 2001 and 2000, are as follows:

	2001	2000
Current:		
Federal	$(127)	$(748)
State	(33)	(217)
Total	$(160)	$(965)

There are no temporary or permanent differences which give rise to deferred tax assets or deferred tax liabilities. Therefore, the above income tax expense was computed based on the Company's allocated effective tax rate from PDC.

Tax related balances due from PDC as of December 31, 2001 and 2000, were $160 and $965, respectively.

Schedule 1

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Supplementary Data Required by SEC Rule 17a-5

December 31, 2001 and 2000

Computation of Net Capital

	2001	2000
Total stockholder's equity	$209,809	$119,999
Subordinated loan agreements with parent	20,000	20,000
Less non-allowable assets	(5,960)	(965)
Net Capital	$223,849	$139,034

Computation of Basic Net Capital Requirement

	2001	2000
Minimum net capital required (greater of (6-2/3% of aggregate indebtedness or $5,000)	$ 67,452	$ 30,272
Excess net capital (net capital less minimum net capital)	$156,397	$108,762
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$122,721	$ 93,625

Computation of Aggregate Indebtedness (AI)

	2001	2000
Accounts payable	$1,011,275	$ 454,081
Total A.I. liabilities	$1,011,275	$ 454,081
Percentage of aggregate indebtedness to net capital	452%	327%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001 and 2000, and the computation included in the Company's corresponding unaudited FOCUS report, Form X-17A-5, Part II as filed with the NASD on January 22, 2002 and January 23, 2001, respectively; therefore a reconciliation between the computation of net capital and the unaudited FOCUS report is not necessary.

See independent auditors' report on supplementary information.